1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

April 12, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: James O’Connor, Division of Investment Management

Re:	The Saratoga Advantage Trust

(File No. 033-79708; 811-08542)

Dear Mr. O’Connor:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 100 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A relating to a new portfolio of the Trust, the James Alpha Momentum Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on January 2, 2018. The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolio and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a Post-Effective

Amendment to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR (the “Amendment”).

general comments

Comment 1.	Please update all information and complete information that is missing or in brackets, including the fee and expense table and example.

Response 1. The disclosure has been revised accordingly.

April 12, 2018

Prospectus

Comment 2.	With respect to the Portfolio’s “Fees and Expenses of the Portfolio” table, please add the caption “(fees paid directly from your investment)” to the “Shareholder Fees” line.

Response 2. The disclosure has been revised accordingly.

Comment 3.	With respect to footnote 1 of the Portfolio’s “Fees and Expenses of the Portfolio” table, please consider dividing the footnote into separate footnotes for “other expenses” and “acquired fund fees and expenses.”

Response 3. The disclosure has been revised accordingly.

Comment 4.	Footnote 2 of the Portfolio’s “Fees and Expenses of the Portfolio” table notes that the Manager may seek reimbursement for fees it waived and Portfolio expenses it paid within three years of the end of the fiscal year in which such fees were waived or expenses paid. The Staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. The three-year period for recoupment is based on the assumption that anything longer than three years would make recoupment more probable than not, which would result in the fund booking a liability for the waived amount in accordance with GAAP rules (consistent with ASC 450). If the recoupment period is three years after the fiscal year end during which the fees have been waived or reimbursed, the recoupment period will exceed three years (and may be closer to four years). Accordingly, please revise this disclosure in the footnote and elsewhere (as applicable) to indicate that the recoupment will be limited to three years from the date of the waiver or reimbursement.

Response 4. The Trust believes that the disclosure in the fee waiver footnote to the fee table is responsive to the requirements of Instruction 3(e) of Item 3 of Form N-1A. The Trust supplementally confirms that any recapture of expenses pursuant to the fee waiver agreement will be in accordance with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

April 12, 2018

Comment 5.	Under the “Principal Investment Strategies” section, please disclose the maturities of the fixed income securities in which the Portfolio will invest.

Response 5. The Portfolio invests in exchange-traded funds (“ETFs”) and does not invest directly in fixed income securities. As such, Registrant respectfully declines to make the requested change.

Comment 6.	Under the “Principal Investment Strategies” section, please further clarify how “relative strength” is determined.

Response 6. The disclosure has been revised as follows:

Each "risk-off" investment is compared against the others to create a ratio which the Sub-Adviser then analyzes to determine which investment's relative price is performing more strongly than the others based on a proprietary weighting system. The strongest relative strength is considered the strongest recent "risk-off" investment with which to compare "risk-on" asset classes. Relative strength calculates which investments are the strongest performers, as compared to other investments ~~during a defined time period~~ based on the investment’s performance return profile over a period of up to one year, and recommends those investments for purchase.

Comment 7.	If investing in leveraged ETFs is a principal investment strategy of the Portfolio, please disclose whether there are any limits on the Portfolio’s ability to invest in leveraged ETFs and, if so, please disclose the limits. If there are no limits, please disclose that the Portfolio may invest in leveraged ETFs without limit.

Response 7. Registrant confirms that investing in leveraged ETFs is not considered a principal investment strategy of the Portfolio.

Comment 8.	If investing in leveraged ETFs is a principal investment risk of the Portfolio, please disclose the risks of investing in leveraged ETFs under the section entitled “Principal Investment Risks” of the Portfolio.

Response 8. Registrant confirms that investing in leveraged ETFs is not considered a principal investment strategy of the Portfolio.

April 12, 2018

Comment 9.	In the “Principal Investment Risks–Exchange-Traded Funds (ETF) Risk” section, please include disclosure stating that when all or a portion of an ETF’s underlying securities trade in a foreign market that is closed during the time the domestic market in which the ETF’s shares are listed and traded is open, there may be changes between the last quote from the closed foreign market and the value of such underlying security during the ETF’s trading day.

Response 9. The disclosure has been revised accordingly.

Comment 10.	In the “Principal Investment Risks–Exchange-Traded Funds (ETF) Risk” section, please disclose that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders.

Response 10. The disclosure has been revised accordingly.

Comment 11.	In the “Principal Investment Risks–Exchange-Traded Funds (ETF) Risk” section, please disclose that international ETFs may have a limited number of authorized participants. To the extent that these authorized participants exit the business or are unable to proceed with creation and/or redemption orders with the ETF and no other authorized participant is able to step forward, ETF shares may trade at a discount to net asset value and possibly face trading halts and/or delisting.

Response 11. The disclosure has been revised accordingly.

Comment 12.	Please confirm to the Staff that the risks contained in the “Principal Investment Risks” section under the bolded text “The Portfolio May Invest in ETFs that Carry the Risks Described Below” are principal risks of the Portfolio. If these are not principal risks of the Portfolio they should be moved outside of the summary prospectus to a different section of the prospectus such as “Other Risks” or “Additional Risks”:

Response 12. The Trust hereby confirms that the risks contained in the “Principal Investment Risks” section under the bolded text “The Portfolio May Invest in ETFs that Carry the Risks Described Below” are principal risks of the Portfolio through the Portfolio’s investments in ETFs that are directly subject to such principal risks.

April 12, 2018

Comment 13.	In the section entitled “Management of the Portfolio–The Sub-Adviser,” please state the name of the sub-adviser rather than using a defined term.

Response 13. The disclosure has been revised accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss